UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On July 4, 2025, the Board of Directors of NewGenIvf Group Limited (the “Company”), by written consent, in accordance with the applicable provisions of the Company’s existing memorandum and articles of association (“M&A”), and the laws of the British Virgin Islands, approved an amendment to the M&A to increase the authorized shares of the Company from a maximum of 50,000,000 shares with no par value, divided into: (a) 40,000,000 class A ordinary shares; (b) 9,995,000 class B ordinary shares; and (c) 5,000 preferred shares, to an unlimited number of shares with no par value, consisting of: (a) unlimited class A ordinary shares; (b) unlimited class B ordinary shares; and unlimited preferred shares (the “Amendment”). On July 4, 2025, upon filing of the Amendment with the Registry of Corporate Affairs of the British Virgin Islands, the Amendment became effective. A copy of the amended memorandum and articles of association is filed as Exhibit 3.1 to this Report.

On July 5, 2025, the Board of Directors of the Company approved a reverse stock split of all of the Company’s issued and unissued shares, including the Class A ordinary shares with no par value (the “Class A Ordinary Shares”), Class B ordinary shares with no par value and preferred shares with no par value, at an exchange ratio of one (1) share for five (5) shares (the “Reverse Stock Split”). Pursuant to the BVI Business Companies Act (as amended) and the Company’s M&A, the Company’s Board of Directors is authorized to effect the Reverse Share Split without the approval of the Company’s shareholders. Accordingly, no shareholder vote, consent or approval is required or will be sought in respect of the Reverse Share Split. The Company expects that the Reverse Stock Split will become effective on or around August 4, 2025, and that its Class A Ordinary Shares will begin trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on such date.

The Reverse Stock Split is intended for the Company to remain compliant with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

The Reverse Stock Split will reduce the number of outstanding Class A Ordinary Shares of the Company from approximately 7,029,880 to approximately 1,405,976 Class A Ordinary Shares. Every five (5) outstanding Class A Ordinary Shares will be combined into and automatically become one post-Reverse Stock Split Class A Ordinary Share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A Ordinary Share to any shareholder at a participant level who would have been entitled to receive a fractional share as a result of the process.

After the Reverse Stock Split, all options, warrants and other convertible securities of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of Class A Ordinary Shares into which the options, warrants and other convertible securities are exercisable or convertible by five (5) in accordance with the terms of the plans, agreements or arrangements governing such options, warrants and other convertible securities and subject to rounding to the nearest whole share.

No amendment to the Company’s M&A will be required to be made in relation to the Reverse Share Split, as (i) the Reverse Share Split will have no effect upon the par value of the ordinary shares, which is currently nil and will remain at nil after the Reverse Share Split is effected, and (ii) the number of shares authorized to be issued under the Company’s M&A is unlimited and therefore will not be affected by the Reverse Share Split.

EXHIBIT INDEX

Exhibit	Description
3.1	Amended Memorandum and Articles of Association of NewGenIvf Group Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2025

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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